News

DENBURY RESOURCES ANNOUNCES
VIRTUAL 2020 ANNUAL MEETING OF STOCKHOLDERS

PLANO, TEXAS – May 4, 2020 – Denbury Resources Inc. (NYSE: DNR) (“Denbury” or the “Company”) today announced that due to the ongoing public health impact of the coronavirus pandemic (COVID-19) and to support the health and well-being of our stockholders, the Board of Directors of the Company has decided that it will be hosting its 2020 Annual Meeting of Stockholders (“Annual Meeting”) in a virtual only format. No stockholders or guests will be able to attend the Annual Meeting in person.

The Annual Meeting will be held on its originally scheduled date, Thursday, May 28, 2020, at 8:00 A.M. Central Daylight Time (CDT). Stockholders of record on March 31, 2020, will be able to attend the virtual Annual Meeting by going to www.virtualshareholdermeeting.com/DNR2020 and entering the control number found on their proxy card. Stockholders may access the meeting platform beginning at 7:55 A.M. CDT on May 28, 2020. If you encounter any difficulties accessing the virtual Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the login page. Technical support will be available beginning at 7:30 A.M. CDT on May 28, 2020 by calling 800-586-1548 (US) or 303-562-9288 (International).

Whether or not you plan to virtually attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the Annual Meeting by one of the methods described in the proxy materials for the Annual Meeting. Voting will also be available for stockholders during the virtual Annual Meeting.

ABOUT DENBURY RESOURCES

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company’s goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to carbon dioxide enhanced oil recovery (CO2 EOR) operations. For more information about Denbury, please visit www.denbury.com.

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This press release contains forward-looking statements that involve risks and uncertainties that presently cannot be quantified, due to the volatility of domestic and international oil markets and economic consequences of COVID-19 pandemic, and other risks and uncertainties detailed in the Company’s filings with the Securities and Exchange Commission, including Denbury’s most recent report on Form 10-K, 10-Q and 8-K. These risks and uncertainties are incorporated by this reference as though fully set forth herein. These statements are based on general economic, financial and market, oil pricing, engineering, geological and operating assumptions that management believes are reasonable based on currently available information; however, management’s assumptions and the Company’s future performance are both subject to a wide range of business risks, and there is no assurance that these goals and projections can or will be met. Actual results may vary materially. In addition, any forward-looking statements represent the Company’s estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY CONTACTS:
Mark C. Allen, Executive Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Director of Investor Relations, 972.673.2383